JNL SERIES TRUST
1 Corporate Way, Lansing, Michigan 48951
(517) 381-5500

April 26, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	JNL Series Trust
File Nos: 33-87244 and 811-8894

Dear Sir/Madam:

We are transmitting herewith for filing through EDGAR Post-Effective Amendment No. 104 to the Registration Statement under the Securities Act of 1933 and Amendment No. 105 under the Investment Company Act of 1940 for the above-referenced Registrant. This filing is being made pursuant to paragraph (b) of Rule 485 to incorporate comments received from the Securities and Exchange Commission and to reflect other changes.

Further, as counsel to the above-referenced registrant, which proposes to file, pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933, the above-referenced Post-Effective Amendment to its registration statement, represent that I have reviewed the amendment and I represent that it does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

If you have any questions, please contact me at 517-367-4336.

Sincerely,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary

encs.